                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          Sorrento Networks Corporation
 (Names of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.30 per share, under certain Sorrento Networks Corporation option plans, certain non-plan options, and under the Sorrento Networks, Inc. 2000 Stock Issuance Plan
                         (Title of Class of Securities)

                                   83586Q 10 0
                      (CUSIP Number of Class of Securities)

                                JOE R. ARMSTRONG
                             Chief Financial Officer
                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858)-558-3960

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)




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                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee

------------                                                      --------
$3,596,963.03                                                      $719.39

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase shares of common stock of Sorrento Networks Corporation having an aggregate value of $3,596,963.03 as of April 2, 2002 will be cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

___ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                    Filing Party: Not applicable.
                    Date Filed: Not applicable.

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

               third-party tender offer subject to Rule 14d-1.
     ---
      x        issuer tender offer subject to Rule 13e-4.
     ---
               going-private transaction subject to Rule 13e-3.
     ---
               amendment to Schedule 13D under Rule 13d-2.
     ---

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

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ITEM 1. SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 3, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the issuer is Sorrento Networks Corporation, a New Jersey corporation (the "Company"), and the address of its principal executive office is 9990 Mesa Rim Road, San Diego, California 92121. The Company's telephone number is (858)-558-3960.

     (b) Securities. As of April 1, 2002, the Company has 14,543,298 shares of its common stock, par value $0.30 per share, outstanding.

     (c) Trading Market and Price. The Company's common stock is quoted on the Nasdaq National Market under the symbol "FIBR." Since March 2000, the Company's common stock has traded at prices between $1.50 and $149.75.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The Company is also the filing person. The Company's address and telephone number are set forth in Item 2(a) above.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms. The following sections of the Offer to Exchange contain a description of the material terms of the tender offer and are incorporated herein by reference:

     o    "Summary Term Sheet";

     o    "Introduction";

     o    Section 1 ("Number of Options; Expiration Date");

     o Section 3 ("Procedures for Electing to Participate in the New Grant Program");

     o    Section 4 ("Withdrawal Rights");

     o Section 5 ("Acceptance of Options for Exchange and Issuance of New Options");

     o    Section 6 ("Conditions of the New Grant Program");

     o    Section 8 ("Source and Amount of Consideration; Terms of New
          Options");

     o Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program");

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     o    Section 12 ("Legal Matters; Regulatory Approvals");

     o    Section 13 ("Material Income Tax Consequences"); and

     o    Section 14 ("Extension of the New Grant Program; Termination;
          Amendment").

     (b) Purchases. Directors, executive officers, and key management of the Company or its subsidiaries are not eligible to participate in the New Grant Program.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) Agreements involving the Company's Securities. During fiscal 2000, FIBR Holdings, LLC purchased 679,483 unregistered shares of our common stock for $7,500,000. In connection with this placement, Humbert B. Powell III, then a director, received a finder's fee of $300,000 from us. Andersen Weinroth Capital Corp. received a placement fee of $300,000 in connection with this placement, and Rohit Phansalkar, who subsequently became one of our directors, and later became our Chairman and Chief Executive Officer, was a partner of Anderson Weinroth at that time. FIBR Holdings, LLC had the right to nominate one member of the Board of Directors to serve until the annual shareholders' meeting in 2001, and had the right to participate in any stock offering by our Sorrento subsidiary, to the extent of $7,500,000 subject to certain limitations. Mr. Phansalkar was nominated by Anderson Weinroth and served on our Board of Directors from January 6, 2000 until January 17, 2001.

     During July, 2000 we agreed to loan $300,000 for three years at the applicable federal rate provided for in Internal Revenue Code Section 1274 to Mr. Richard Jacobson in connection with accepting employment as our Senior Vice President, Legal. This is a full recourse loan and Mr. Jacobson has pledged his options to acquire our common stock and any options he may receive from any of our subsidiaries as collateral. During the fiscal year ended January 31, 2001 we advanced the $300,000 for which the interest rate is 6.6%. Accrued and unpaid interest on this loan at December 31, 2001 was $14,800.

     During June 2000, we entered into various agreements with Par Chadha, our former CEO and Chairman, which, among other matters, provided for payments of $250,000 per year for three years of consulting services and loans by us for the exercise of previously granted options to acquire 1,178,500 options at prices varying from $7.03 to $49.25 per share. As the members of our Board of Directors at the time of his resignation ceased to represent more than 50% of the Board in October 2000, all payments for consulting services were accelerated and no future consulting services are required. During October 2000, Mr. Chadha exercised 71,112 options, applying the $500,000 accelerated payment to the exercise. In addition, he exercised 507,388 options for which we are contractually obligated to loan the $5,034,000 due on the exercise. During September 2001, Mr. Chadha notified us that he does not have any obligations under the agreements. We have notified him that we do not agree with his interpretation of his repayment obligations under the terms of his agreements.

     During December 2001, we entered into an agreement whereby the 507,388 option exercise was rescinded. Mr. Chadha returned the 507,388 shares to us for cancellation and we cancelled the receivable due from him and restored the original option agreements. This rescission agreement did not resolve any underlying dispute as to the option loan repayment obligations.

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     During fiscal 2001, we entered into employment agreements with Dr. Xin
Cheng, Mr. John Mason, Mr. Christopher Sue, Mr. Richard Jacobson, Mr. Leonard N. Hecht, our former Executive Vice President, and Mr. Rohit Phansalkar, our former CEO, which provide for loans to the employees to exercise stock options to acquire our common stock and the stock of our subsidiaries including any required tax withholdings due upon exercise. The loans are for a period not to exceed two years at the applicable federal rate, are full recourse and require the pledge of shares issued upon exercise. As of the date of this statement no such loans are outstanding.

     During fiscal 1998, we made 8% demand loans totaling $165,000 to Chrysalis Capital Group, which were repaid with interest in April 1999. The loans were collateralized by 20,408 shares of our common stock. During fiscal 2000 and 1999, we paid $190,070 and $25,000, respectively, in fees to Chrysalis Capital Group for services rendered in connection with various amended loan and security agreements. Mr. Hecht, a director when such transactions occurred, owns directly and indirectly 100% of the outstanding capital stock of Chrysalis Capital Group.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

     (b) Use of Securities Acquired. The shares of common stock of Sorrento Networks Corporation subject to options cancelled and exchanged pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the 2000 Stock Incentive Plan. In the case of the cancellation of SNI options, they will be permanently cancelled and are not subject to regrant. The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program") is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options--Consideration") is incorporated herein by reference.

     (b) Conditions. Not applicable.

     (d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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     (b) Securities Transactions. The information set forth in the Offer to
Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) Financial Information. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Sorrento Networks Corporation
- Selected Financial Data") and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal years ended January 31, 2001 and 2000, and Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange ("Information Concerning Sorrento Networks Corporation; Factors That You Should Consider When Making Your Decision.").

     (b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Current and former directors and executive officers, and key management of the Company or its subsidiaries are not eligible to participate in the New Grant Program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     (b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.


Exhibit
Number       Description
-------      ------------
  (a)(1)     Offer to Exchange, dated April 3, 2002.

     (2)     Form of Letter of Transmittal (Election to Participate).

     (3)     Form of Confirmation to Offerees Electing to Participate in the
             Offer to Exchange.

     (4)     Form of Notice of Withdrawal.

     (5)     Transcript of announcement made to employees on April 3, 2002.

     (6)     Form of Cover Letter to Eligible Option Holders.

     (7)     Form of Stock Option Conversion Form for SNI Options.

     (8)     The Company's annual report on Form 10-K for its fiscal year ended
             January 31, 2001 filed with the Securities and Exchange Commission on May 1, 2001 (incorporated herein by reference).

     (9) The Company's quarterly report on Form 10-Q for its fiscal quarter ended October 31, 2001 filed with the Securities and Exchange
             Commission on December 17, 2001 (incorporated herein by reference).

    (10)     The Company's annual report on form 10-K for its fiscal year ended
             January 31, 2000 filed with the Securities and Exchange Commission on May 5, 2000 (incorporated herein by reference).

  (d)(1)     The Company's 1988 Stock Option Plan, filed with the Company's
             Proxy Statement dated May 13, 1988 (incorporated herein by reference).

     (2)     The Company's Amended and Restated 1997 Incentive and Non-Qualified
             Stock Option Plan, filed with the Company's Proxy Statement dated
             December 1, 1999 (incorporated herein by reference).

     (3)     The Company's 2000 Stock Incentive Plan, filed with the Company's
             Proxy Statement dated December 11, 2000 (incorporated herein by reference).

     (4)     The Company's subsidiary, Sorrento Networks, Inc.'s 2000 Stock
             Option/Stock Issuance Plan, filed with the Company's Form 10-K for its fiscal year ended January 31, 2001 (incorporated herein by reference).

  (g)        Not applicable.

  (h)        Not applicable.

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


SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 3, 2002                      SORRENTO NETWORKS CORPORATION


                                                By   /s/ Joe R. Armstrong
                                                Joe R. Armstrong,
                                                Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number       Description
-------      -----------
(a)(1)       Offer to Exchange, dated April 3, 2002.

(2)          Form of Letter of Transmittal (Election to Participate).

(3)          Form of Confirmation to Offerees Electing to Participate in the
             Offer to Exchange.

(4)          Form of Notice of Withdrawal.

(5)          Transcript of announcement made to employees on April 3, 2002.

(6)          Form of Cover Letter to Eligible Option Holders.

(7)          Form of Stock Option Conversion Form for SNI Options.

(8)          The Company's annual report on Form 10-K for its fiscal year ended
             January 31, 2001 filed with the Securities and Exchange Commission on May 1, 2001 (incorporated herein by reference).

(9)          The Company's annual report on form 10-K for its fiscal year ended
             January 31, 2000 filed with the Securities and Exchange Commission on May 5, 2000 (incorporated herein by reference).

(10) The Company's quarterly report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the Securities and Exchange
             Commission on December 17 , 2001 (incorporated herein by reference).

    (d)(1)   The Company's 1988 Stock Option Plan, filed with the Company's
             Proxy Statement dated May 13, 1988 (incorporated herein by reference).

       (2)   The Company's Amended and Restated 1997 Incentive and Non-Qualified
             Stock Option Plan, filed with the Company's Proxy Statement dated
             December 1, 1999, (incorporated herein by reference).

       (3)   The Company's 2000 Stock Incentive Plan, filed with the Company's
             Proxy Statement dated December 11, 2000 (incorporated herein by reference).

       (4)   The Company's subsidiary, Sorrento Networks Inc.'s 2000 Stock
             Option/Stock Issuance Plan, filed with the Company's Form 10-K for its fiscal year ended January 31, 2001, (incorporated herein by reference).


                                      i


                            STATEMENT OF DIFFERENCES
                           -------------------------

The trademark symbol shall be expressed as........................    'TM'
The registered trademark symbol shall be expressed as.............     'r'